Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MedAssets, Inc.:

We consent to the incorporation by reference in the registration statements (file nos. 333-148968, 333-156505, 333-172740 and 333-191537) on Form S-8 of MedAssets, Inc. (the Company) of our report dated March 3, 2014, with respect to the consolidated balance sheets of MedAssets, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of MedAssets, Inc.

/s/ KPMG LLP

Atlanta, Georgia

March 3, 2014